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EXHIBIT 12

CARRIAGE SERVICES, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(unaudited and in thousands)

	1997	1998	1999	2000*	2001	Nine Months ended September 30, 2002
Fixed charges:
Interest expense	$5,889	$9,720	$17,358	$20,705	$19,585	$13,903
Amortization of capitalized expenses related to debt	200	150	242	1,026	759	570
Interest component of rental expense	629	720	876	1,606	1,516	1,149

Total fixed charges before capitalized interest and preferred stock dividends	6,718	10,590	18,476	23,337	21,860	15,662
Capitalized interest	450	600	686	770	298	135

Total fixed charges	7,168	11,190	19,162	24,107	22,158	15,797
Preferred stock dividends	1,627	1,082	167	88	46	—

Total fixed charges plus preferred dividends	8,795	12,272	19,329	24,195	22,204	15,797

Earnings (loss) available for fixed charges:
Earnings (loss) before income taxes, extraordinary item and cumulative effect of change in accounting principle	8,217	17,023	19,361	(101,035)	11,253	9,364
Add fixed charges before capitalized interest and preferred stock dividends	6,718	10,590	18,476	23,337	21,860	15,797

Total earnings (loss) available for fixed charges	$14,935	$27,613	$37,837	$(77,698)	$33,113	$25,161

Ratio of earnings (loss) to fixed charges(1)	2.08	2.47	1.97	(3.22)	1.49	1.59

Ratio of earnings (loss) to fixed charges plus dividends(1)	1.70	2.25	1.96	(3.21)	1.49	1.59

(1)
For purposes of computing the ratios of earnings to fixed charges and earnings to fixed charges plus dividends: (i) earnings consist of income before provision for income taxes plus fixed charges (excluding capitalized interest) and (ii) "fixed charges" consist of interest expensed and capitalized, amortization of debt discount and expense relating to indebtedness and the portion of rental expense representative of the interest factor attributable to leases for rental property. There were no dividends paid or accrued on the Company's Common Stock during the periods presented above.

*
Earnings were inadequate to cover fixed charges and to cover fixed charges plus preferred stock dividends by $101,805,000 and $101,893,000, respectively, for 2000.

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  EXHIBIT 12
CARRIAGE SERVICES, INC. COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (unaudited and in thousands)